Exhibit 21.1
NorthStar Realty Finance Corp.
Significant Subsidiaries of the Registrant

Entity Name	Formation Jurisdiction
NorthStar Realty Finance Limited Partnership	Delaware
NRFC Healthcare Holding Company, LLC	Delaware
NorthStar Realty Healthcare, LLC	Delaware
Healthcare GA Operating Partnership-T, LP	Delaware
Eclipse GP Health Holdings-T, LLC	Delaware
HA Portfolio Holdings-T, LLC	Delaware
RED Reit Sub-T, LLC	Delaware
Project Shore Investor I, LLC	Delaware
NRFC DB Loan Holdings, LLC	Delaware
NRFC SBK Subsidiary, LLC	Delaware
NRFC BS Holdings, LLC	Delaware
PE Investments IX-T, LLC	Delaware
Tristate Realty Investor-T,LLC	Delaware
CMP I Owner-T, LLC	Delaware
NorthStar Luxembourg Holdings S.à r.l.	Luxembourg